NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

February 21, 2023

Scott Anderegg

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       InnerScope Hearing Technologies, Inc.

Offering Statement on Form 1-A

Filed January 26, 2023

File No. 024-12138

Dear Mr. Anderegg:

This is in response to the letter of comment of the Staff dated February 15, 2023, relating to the captioned Offering Statement on Form 1-A of InnerScope Hearing Technologies, Inc. (the “Company”). The comment of the Staff is addressed below:

Offering Statement on Form 1-A filed January 26, 2023

General

1.	You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A, including the criteria specified in Rule 251(b)(7) under the Securities Act. In this regard, we note that you filed Forms 8-K during 2022, filed a Form 10-K for the fiscal year ended December 31, 2020 and a Form 10-Q for the fiscal period ended March 31, 2020 in late 2022/early 2023, and have not filed any other periodic reports since your Form 10-Q for the period ended September 30, 2019. Please provide us with an analysis of your current reporting status and the nature of your filing obligations, so that we may further consider your eligibility under Rule 251(b)(7).

The Company filed a Form 15 with the Commission on March 2, 2021. It appears that the Company’s recent filings, that is, those made after March 2, 2021 (the “Recent SEC Filings”), on the Commission’s EDGAR system have caused a measure of confusion.

Since March 2, 2021, the Company has filed the following periodic reports on the Commission’s EDGAR system, as a voluntary filer:

Periodic Reports Filed via the Commission’s EDGAR System (in the order filed)

Filing Date	Report Title	Period End Date
02/21/2023	Quarterly Report on Form 10-Q	09/30/2020
02/17/2023	Quarterly Report on Form 10-Q	06/30/2020
01/26/2023	Quarterly Report on Form 10-Q	03/31/2020
09/14/2022	Annual Report on Form 10-K	12/31/2020
08/29/2022	Current Report on Form 8-K	08/18/2022
08/16/2022	Current Report on Form 8-K	08/11/2022
06/06/2022	Current Report on Form 8-K	04/28/2022
05/31/2022	Current Report on Form 8-K	04/28/2022
02/03/2022	Current Report on Form 8-K	01/31/2022
01/21/2022	Current Report on Form 8-K	12/20/2021
03/02/2021	Form 15-12G	03/02/2021

In general, the Recent SEC Filings were made by the Company for two separate, though congruent, primary reasons. With respect to the Current Reports on Form 8-K included in the Recent SEC Filings, the Company’s management considered their filing to be a prudent additional method of disclosure, at the time. With respect to the Quarterly Reports on Form 10-Q and the Annual Report on Form 10-K included in the Recent SEC Filings, such filings were made by the Company in accordance with advice received from its consultants, in light of its having filed a Form 15.

Since the March 2, 2021, filing of its Form 15 with the Commission, the Company has filed periodic reports (the “ARS Reports”) listed below with OTC Markets as an Alternative Reporting Standard Filer.

Periodic Reports Filed via the OTC Markets’ OTCIQ.com Platform (in the order filed)

Filing Date	Report Title	Period End Date
11/15/2022	Quarterly Report - Financial and Disclosure Statements	09/30/2022
08/11/2022	Quarterly Report - Financial and Disclosure Statements	06/30/2022
05/16/2022	Quarterly Report - Financial and Disclosure Statements	03/31/2022
04/29/2022	Annual Report - Amended Annual Report - Financial and Disclosure Statements	12/31/2021
04/07/2022	Annual Report - Amended Annual Report - Financial and Disclosure Statements	12/31/2021
04/01/2022	Annual Report - Financial and Disclosure Statements	12/31/2021
11/20/2021	Quarterly Report - Financial and Disclosure Statements	09/30/2021
11/15/2021	Notification of Late Filing	09/30/2021
08/14/2021	Quarterly Report - Financial and Disclosure Statements	06/30/2021
07/16/2021	Annual Report - Amended Financial Statements	12/31/2019
07/16/2021	Quarterly Report - Amended Financial Reports	03/31/2021
07/16/2021	Annual Report - Amended Financial Reports	12/31/2020
06/30/2021	Quarterly Report - Amended Financial and Disclosure Statements	03/31/2021
06/30/2021	Annual Report - Amended Financial and Disclosure Statements	12/31/2020
06/30/2021	Annual Report - Amended Financial and Disclosure Statements	12/31/2019
06/23/2021	Annual Report - Amended Financial Statements	12/31/2020
06/21/2021	Quarterly Report - Financial and Disclosure Statements	03/31/2021
06/16/2021	Annual Report - Financial and Disclosure Statements	12/31/2020
06/09/2021	Quarterly Report - Financial and Disclosure Statements	09/30/2020
06/07/2021	Quarterly Report - Financial and Disclosure Statements	06/30/2020
06/01/2021	Quarterly Report - Financial and Disclosure Statements	03/31/2020
05/27/2021	Annual Report - Financial and Disclosure Statements	12/31/2019

In considering the Company’s eligibility with respect to Rule 251(b)(7), the following grid is offered for ease of analysis:

	Filed with OTC Markets Before Filing Form 1-A	Filed with SEC After Filing Form 15
2022 1Q-Q3 1Q-Q2 1Q-Q1	● ● ●
2021 10-K 1Q-Q3 1Q-Q2 1Q-Q1	● ● ● ●
2020 10-K 1Q-Q3 1Q-Q2 1Q-Q1	● ● ● ●	● ● ● ●

The Company was not required to file periodic reports after March 2, 2021, yet the Company endeavored to file missing periodic reports with the Commission after its filing of the Form 15. The Company has filed all required periodic reports OTC Markets, in accordance with its guidelines, for the nine months ended September 30, 2022, and the fiscal years ended December 31, 2021 and 2020, and, thus, has complied with the filing requirements of Rule 251(b)(7).

______________________________

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: InnerScope Hearing Technologies, Inc.